UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

H/CELL ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

404123 101

(CUSIP Number)

James M. Turner, Esq.

Marc J. Ross, Esq.

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor

New York, NY 10006

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404123 101	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Turquino Equity LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER	3,540,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER	3,540,000
PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,540,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	50.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017.

CUSIP No. 404123 101	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Andrew Hidalgo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	3,540,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	3,540,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,540,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	50.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017.

CUSIP No. 404123 101	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Matthew R. Hidalgo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	3,540,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH	10	SHARED DISPOSITIVE POWER	3,540,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,540,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	50.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017.

CUSIP No. 404123 101	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of H/Cell Energy Corporation, a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 97 River Road, Flemington, New Jersey 08822.

Item 2. Identity and Background.

This statement is filed on behalf of (1) Turquino Equity LLC, a Delaware limited liability company (“Turquino”); (2) Andrew Hidalgo, a United States citizen (“A. Hidalgo”); and (3) Matthew R. Hidalgo, a United States citizen (“M. Hidalgo”). Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

A. Hidalgo and M. Hidalgo are each a Managing Member of Turquino. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

The principal business address of each Reporting Person is c/o H/Cell Energy Corporation, 97 River Road, Flemington, New Jersey 08822.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Founders Shares

On August 17, 2015, pursuant to a Founders Subscription Agreement entered into by and among the Issuer, Turquino, James Strizki and Michael Strizki, Turquino purchased 500,000 shares of common stock for $50.00.

Share Exchange Agreement

On January 31, 2017, pursuant to a Share Exchange Agreement entered into by and among the Issuer, The Pride Group (QLD) Pty Ltd. (“Pride”) and the stockholders of Pride, the stockholders of Pride exchanged all of their shares of Pride equity stock for newly issued shares of common stock of the Issuer. Turquino was a stockholder of Pride and received 3,040,000 shares of common stock of the Issuer.

CUSIP No. 404123 101	13D	Page 6 of 8 Pages

Item 4. Purpose of Transaction.

Each Reporting Person acquired all of their common stock for investment purposes.

A. Hidalgo is the President and Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors. M. Hidalgo is the Chief Financial Officer of the Issuer. In these capacities, A. Hidalgo and M. Hidalgo take and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in their capacities as stockholders of the Issuer, the Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. Depending on the factors discussed below and subject to applicable law, any Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that any Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above and other than in their capacities as officers and directors of the Issuer, neither A. Hidalgo, M. Hidalgo nor any other Reporting Person currently has plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

Turquino beneficially owns 3,540,000 shares of the Issuer’s common stock. A. Hidalgo and M. Hidalgo as Managing Members of Turquino, are deemed to also beneficially own 3,540,000 shares of the Issuer’s common stock. Based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017, the shares of the Issuer’s common stock beneficially owned by each Reporting Person constitutes approximately 50.3% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

The following table sets forth the number of shares of common stock as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the shares, (ii) the sole power to dispose or to direct the disposition of the shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the shares:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Turquino Equity LLC	3,540,000	0	3,540,000	0

Andrew Hidalgo	0	3,540,000	0	3,540,000

Matthew Hidalgo	0	3,540,000	0	3,540,000

Except as set out above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

CUSIP No. 404123 101	13D	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Other than the relationship between the Reporting Persons as described above under Items 2-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Form of Share Exchange Agreement, dated as of January 31, 2017, by and among H/Cell Energy Corporation, The Pride Group (QLD) Pty Ltd., Turquino Equity LLC and Stephen Paul Mullane and Marie Louise Mullane as Trustees of the Mullane Family Trust, filed as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2017 and incorporated herein by reference.
2.	Joint Filing Agreement, dated as of June 23, 2017, by and among Turquino Equity LLC, Andrew Hidalgo and Matthew Hidalgo (filed herewith).

CUSIP No. 404123 101	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 23, 2017

TURQUINO EQUITY LLC

By:	/s/ ANDREW HIDALGO
Name:	Andrew Hidalgo
Title:	Managing Member

/s/ ANDREW HIDALGO
Andrew Hidalgo

/s/ MATTHEW HIDALGO
Matthew Hidalgo